SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                            Rhodes, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
                           (No Par Value)
             -------------------------------------------
                  (Title of Class and Securities)


                             76235P101
             --------------------------------------------
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6075 Poplar Avenue;  Suite 900
                         Memphis, TN  38119

    _______________________(901)_761-2474______________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         September 17, 1996
                   ----------------------------
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Schedule because of Rule 13d-1(b)(3)
or (4), check the following box:            [X]


Check the following box if a fee is being paid with this Statement:

[ ]   Filing Fee of $100.00 is enclosed
CUSIP No. 76235P101                                        13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    530,000 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED OR NO VOTING POWER
                                     (Includes Non-Discretionary)
                                   :  959,600 shares (Shared)
                                      100,000 shares (None)
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    630,000 shares
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     959,600 shares
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
      1,589,600  shares
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      17.4%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------




CUSIP No. 76235P101                                        13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund        I.D. No. 62-1376170
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED OR NO VOTING POWER
                                   :    723,000 shares
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     723,000 shares
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
      723,000  shares
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      7.9%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------






CUSIP No. 76235P101                                         13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  None
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------




Item 1.  Security_and_Issuer

          The class of equity security to which this statement on

Schedule 13D relates is the Common Stock, no par value (the

"Securities") of Rhodes, Inc., a Georgia corporation (the

"Issuer").  The Issuer has its principal executive offices located at 4370 Peachtree Road, N.E.; Atlanta, GA 30319.



Item 2.  Identity_and_Background

          Subparagraphs (a), (b), and (c).  This statement is being

filed by Southeastern Asset Management, Inc. ("Southeastern"), an

investment advisor registered with the Securities & Exchange

Commission under the Investment Advisers Act of 1940, as amended.

The address of its principal office is 6075 Poplar Avenue, Suite

900; Memphis, Tennessee 38119.  Southeastern serves as an

investment advisor to various individual clients, institutions

(including qualified retirement plans), endowment funds and to

Longleaf Partners Funds Trust ("Longleaf"), a registered investment company organized as a Massachusetts business trust and having three separate series or portfolios.  Two of those series, Longleaf

Partners Small-Cap Fund and Longleaf Partners Realty Fund, are

owners of the Securities.  Longleaf Partners Small-Cap Fund owns more than 5% of the Securities outstanding, and is accordingly a joint filer of the Schedule 13D.



          The Securities of the Issuer reported in Item 5 herein

were acquired on behalf of and for the benefit of the various client accounts, including the two series of Longleaf Partners

Funds Trust, under discretionary authority granted Southeastern or in connection with accounts which have not granted discretionary authority but which acquired the Securities on the basis of

Southeastern's recommendation.  None of the Securities are owned by or on behalf of Southeastern or by any of its directors or

officers, or any Trustees or officers of Longleaf.



          This statement is also being filed by Mr. O. Mason

Hawkins, Chairman of the Board and Chief Executive Officer of

Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the

Securities as the result of his official positions or ownership of voting securities of Southeastern.  Neither Southeastern nor Mr.

Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

          (d) During the last five years, neither Southeastern,

Longleaf Partners Small-Cap Fund, Longleaf Partners Realty Fund,

nor Mr.  Hawkins has been convicted in any criminal proceeding.



          (e) During the last five years, neither Southeastern,

Longleaf Partners Small-Cap Fund, Longleaf Partners Realty Fund,

nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.



          (f) Southeastern is a corporation organized and existing

under the laws of the State of Tennessee; Longleaf Partners Funds

Trust is a business trust organized and existing under the laws of the Commonwealth of Massachusetts; Mr.  Hawkins is a citizen of the

United States.  The names, business addresses, and principal occupations of each director and executive officer of Southeastern and Longleaf Partners Funds Trust are set forth in Schedule I.



Item 3.  Source_and_Amount_of_Funds_or_Other_Consideration

          Southeastern used approximately $ 16,321,284 to purchase

the Securities now held.  All funds were provided through the accounts of investment advisory clients, including Longleaf, for whose accounts the Securities were purchased.  None of the funds used to purchase the Securities were provided through borrowings of any nature.



Item 4.  Purpose_of_Transaction

          The Securities of the Issuer reported herein have been

purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared

discretionary investment and/or voting power or non-discretionary investment and/or voting power.  The Securities are reported by

Southeastern in the event that it should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these

Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934.  Beneficial ownership is expressly disclaimed, as permitted by Rule 13d-4.  All purchases of

Securities for both discretionary and non-discretionary accounts were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor.

Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.



          Southeastern's General Investment Management Practices

and Procedures.  Southeastern is engaged in the business of

investment management of its clients' assets and pursues an

investment philosophy of identifying undervalued situations and acquiring positions on behalf of its clients.  In pursuing this investment philosophy, Southeastern analyzes the operations,

capital structure and markets of companies, including those of the

Issuer, in which it may invest on behalf of clients, and monitors the business operations of such companies on a continuous basis through analysis of financial statements and other documentation and through discussions with knowledgeable industry observers and with representatives of such companies (often at the invitation of management).



          Southeastern qualifies as an institution which may elect

to file securities ownership reports required by the Securities

Exchange Act of 1934 on Schedule 13G and,  as a routine matter,

Southeastern utilizes Schedule 13G for its reporting of the

ownership positions held by its investment advisory clients.

However, as the result of its analytical activities or the

occurrence of other events, Southeastern may desire to participate in discussions with third parties or with the particular issuer's management on significant matters in which Southeastern may suggest or take a position or render advice with respect to potential changes in the operations, capital structure or general management of such issuers as a means of enhancing shareholder value.  In such situations, Southeastern will generally choose to make an original filing on Schedule 13D.



          After filing a Schedule 13D, and depending on the

circumstances, Southeastern's suggestions, positions, or advice could relate to one or more of the transactions specified in clauses (a) through (c) and clauses (e) through (j) of Item 4 of the Schedule 13D form, which are as follows:

          (a). The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer.

          (b). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

          (c). A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

          (d). Not applicable. (Filers have no current intention of seeking any change in the present Board of Directors or management of the Issuer).

          (e). Any material change in the present capitalization or dividend policy of the issuer.

          (f). Any other material change in the issuer's business or corporate structure.

          (g). Changes in the issuer's charter, bylaws or other instruments corresponding thereto.

          (h). Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i). A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
          Section 12(g) of the Act.


          (j). Any action similar to any of those enumerated above.



Southeastern's Position With Respect To The Subject Issuer.

          On September 17, 1996, the Issuer ("Rhodes") through a

press release announced that a definitive agreement had been reached to merge with Heilig-Meyers Company of Richmond, Virginia

("Heilig-Meyers") in a transaction which would cause Rhodes to become a subsidiary of Heilig-Meyers.  Under the announced terms of the definitive agreement, as approved by Rhodes' Board of

Directors, Rhodes shareholders would receive one Heilig-Meyers common share for each two shares of Rhodes held, or an aggregate of approximately 4.6 million shares of Heilig-Meyers stock for all currently outstanding Rhodes shares, structured as a tax free exchange of shares.  According to the press release, the proposed acquisition is subject to Hart-Scott-Rodino clearance, approval by

Rhodes shareholders, and certain other conditions.



          Market reaction to the announcement was reflected in the

fall of the market price of Rhodes common stock by approximately

29% on the day following the announcement, from $10.625 prior to the announcement on September 17, 1996 to $7.500 at the close of business on September 18, 1996.  Through its own internal analysis,

management of Southeastern also believes that the terms of the proposed acquisition are unfair to existing shareholders who are not Rhodes insiders in that the consideration proposed to be given in return for the exchange of Rhodes shares is grossly inadequate,

and that Rhodes' Board of Directors should be willing to seek and consider other alternatives such as a more beneficial offer for the company or the possibility of remaining independent.



         According to Rhodes' 1996 Annual Report and the Proxy

Statement for its regular 1996 Annual Meeting of Shareholders, its largest shareholder is Mr.  Holcombe T. Green, Jr., a director of

Rhodes who, together with WPS Investors, L.P.  and RW Holdings,

partnerships controlled by Mr.  Green, and certain others,

collectively own approximately 31.9% of Rhodes' outstanding shares.

Mr.  Green served as Chairman of the Board of Rhodes from 1988 to

1994 and presently serves as Chairman of the Executive Committee of the Board.  He is also Chairman of the Board and Chief Executive

Officer of WestPoint Stevens Inc, a textile manufacturer, and is a director of American Buildings Company, a manufacturer of pre-

engineered metal building systems.  Mr.  Green also serves with two of the other four directors of Rhodes on certain other boards of directors.  Mr. Green is Chairman of the Board of HBO & Company, a

provider of hospital information systems; Mr.  James V.  Napier,

one of Rhodes' other directors, is also a director of HBO &

Company.  Mr.  Green is a director of Georgia Gulf Corporation, a chemical manufacturer;  Mr.  James R.  Kuse, one of Rhodes' other directors, is Chairman and also a director of Georgia Gulf

Corporation, and owns a 12.5% limited partnership interest in Green

Capital Investors, L.P., a limited partnership in which Mr. Green has been the principal since 1988.



     Southeastern represents the investment interests of beneficial owners comprising 17.4% of Rhodes' outstanding shares, and believes these shareholders, who are not insiders as to Rhodes, constitute the second largest collective beneficial ownership interest of

Rhodes common stock.  Following the announcement of the proposed acquisition on September 17, 1996, management of Southeastern has been unsuccessful in its endeavors to discuss with Mr.  Green the terms of the acquisition proposal and his reasons for supporting a proposed consideration below the market price of Rhodes stock prior to the announcement and, in Southeastern's view, substantially less than a reasonable appraisal of Rhodes' intrinsic value.



     According to a Schedule 13D filed with the Securities and

Exchange Commission by WPS Investors, L.P. on September 20, 1996, a

Form 8-K filed by Rhodes on September 23, 1996, and a Schedule 13D filed by Heilig-Meyers, W.P.S. Investors, L.P., and Green Capital

Investors, L.P. on September 27, 1996, these shareholders of Rhodes have entered into a formal Voting Agreement pursuant to which they will vote their combined ownership interests of approximately 31.8%

of Rhodes' outstanding common stock in favor of the proposed acquisition.  In addition, these documents disclose that Mr.  Irwin

L.  Lowenstein, Chairman of the Board and Chief Executive Officer

of Rhodes and Mr.  Joel H.  Dugan, Senior Vice President - Finance

and Administration, have entered into formal Lock-Up Agreements with Heilig-Meyers in connection with their personal shares.



     Representatives of Southeastern met with top management of

Rhodes at its corporate headquarters in Atlanta on August 13, 1996,

in a regular "due diligence" meeting similar to those routinely used by Southeastern to keep abreast of developments within

companies held in the portfolios of its clients.  That meeting,

held approximately one month prior to the decision by Rhodes' Board of Directors to approve the acquisition, was attended by Mr.  Irwin

L. Lowenstein, Chairman of the Board and Chief Executive Officer of

Rhodes and Mr.  Joel H.  Dugan, Senior Vice President - Finance and

Administration.  In that meeting, these representatives of Rhodes imparted the following information to the Southeastern personnel in attendance:



     (i). Rhodes' then current financial situation was manageable.

     There were no circumstances under which credit lines would be a problem and, further, Rhodes' former primary lender wanted to regain its business.



     (ii). Rhodes had by August 13 substantially consolidated its two recent acquisitions and full integration of these

     acquisitions should be completed within the near future.



     (iii). Comparable store sales should begin to turn by the end of September of 1996.



     (iv). Mr. Lowenstein voluntarily denied a rumor to the effect that Rhodes was for sale at a price in the range of $7.00 a share, emphatically stating that if the price were that low

     ... "we would be the buyers."  In response to Southeastern's observation that it appeared that the company was making

     satisfactory progress as an independent entity, and that there seemed to be no compelling reason for a sale of the company,

     Mr. Lowenstein indicated that he did not disagree with that analysis.  However, he made further statements to the effect that Mr.  Holcombe Green, Rhodes' largest shareholder, wants to sell, get his money out, and move on to something else.  As a result, management may have no other choice.



     Rhodes' management on another occasion informed Southeastern that Mr. Green or entities with which he was affiliated had sold to the public in a secondary stock offering during 1994 approximately

2.5 million shares, or about half his total original position, for a price in the range of $18 per share.  As previously set forth,

the market price of Rhodes' common stock fell by approximately 29%

on the day following the announcement of the proposed acquisition by Heilig-Meyers from $10.625 prior to the announcement on

September 17, 1996 to $7.500 at the close of business on September

18, 1996.



     It is a settled principle of law that a board of directors has a fiduciary obligation to take into consideration the interests of all shareholders, particularly when the board's decision directly affects their economic interests, and to balance equitably any conflicting interests where there may be a difference between what is in the best interests of a majority of public shareholders when compared with the interests of an inside minority.  Information on whether or not there may be undisclosed pressures imposed on

Rhodes' Board of Directors by its dominant inside shareholder for reasons which may be particularly beneficial to or convenient for him or entities which he controls, possibly without due regard for the best interests of the outside majority shareholders, if true,

is vital to an informed and complete understanding of the full background and reasons for what Southeastern believes to be the surprisingly low level of compensation being proposed for this acquisition.  In all fairness to the public shareholders, full and complete information on the reasoning supporting this proposed acquisition in comparison with other alternatives should be

disclosed in the Proxy Statement soliciting proxies for the votes of the additional public shareholders needed to approve the

proposed transaction.



     Because Southeastern has been rebuffed in its efforts to

discuss the reasons for or alternatives to the proposed acquisition with Rhodes' largest shareholder, and because of Southeastern's view that the proposed consideration for the acquisition is grossly inadequate, Southeastern may have contacts or enter into

discussions with other persons or entities with the objective of seeking a more beneficial offer or encouraging alternative merger proposals for Rhodes.  In addition, Southeastern may actively oppose the acquisition proposal upon its presentation to Rhodes'

shareholders for approval in its Proxy Statement through procedures such as those authorized by Rule 14a-7 under the Securities

Exchange Act of 1934, which allows a shareholder to communicate directly with all shareholders or requires the Issuer to forward a communication from a shareholder to all other shareholders, and

Rule 14a-8 under the Securities Exchange Act of 1934, which allows a shareholder to include an alternative proposal in the Proxy

Statement.  Any such discussions, contacts, or other actions on the part of Southeastern are intended to enhance shareholder value and to be supportive of Southeastern's clients' inherent interests and rights as owners of Rhodes common stock.



          Except as set forth herein, Southeastern has no present

intention on behalf of its clients or itself of seeking a change in the composition of the Issuer's Board of Directors or seeking any other changes in the composition of its management, nor of seeking control or of otherwise participating directly in its management by seeking representation on the Board of Directors or participating in its management in any other manner.





Item 5.  Interest_In_Securities_Of_The_Issuer

          (a) The aggregate number and percentage of Securities to

which this Schedule 13D relates is 1,589,600 shares of the Common

Stock of the Issuer, constituting approximately 17.4% of the

9,149,964 shares of Common Stock outstanding at June 30, 1996, as reported in the Issuer's Form 10-Q for the quarter ended May 31,

1996, as filed with the Securities & Exchange Commission.

The holdings are as follows:

                          Common            %  of
                          Shares         Common Shares
Accounts                Represented          Shares

Voting Rights

Discretionary              530,000            5.8%

Shared                     959,600*          10.5%

None                       100,000            1.1%

Total                    1,589,600           17.4%



Dispositive Power

Discretionary              630,000            6.9%

Shared                     959,600*          10.5%

Total                    1,589,600           17.4%

*Consists of 723,000 shares owned by Longleaf Partners Small-Cap
 Fund, and 236,600 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.


          (b) Southeastern generally has the sole power to dispose

of or to direct the disposition of the Securities held for

Discretionary accounts of its investment clients, as set forth above and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts,

but Southeastern generally makes recommendations with respect thereto.  Shares held by the two Series of Longleaf are reported in the "shared" category.

          (c) Information with respect to all transactions in the

Securities which were effected during the past sixty days by

Southeastern are set forth in Schedule II.

          (d) The private investment advisory clients of

Southeastern have the sole right to receive and, subject to notice,

to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the

Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.  No client other than Longleaf Partners

Small-Cap Fund has an interest that relates to more than 5% of the

Securities.  Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships_with_Respect_to_Securities_of_the_Issuer

          The powers of disposition with respect to Securities

owned by discretionary private accounts of Southeastern are

established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account.  There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients

do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary"

or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".



Item 7.  Material to be Filed as an Exhibit



Schedule I.  Information with Respect to Directors and Officers of

Southeastern Asset Management, Inc. and the Trustees and Officers

of Longleaf Partners Funds.



Schedule II. Information with Respect to Transactions Effected In the Issuer's Securities During the Past Sixty Days









                             SIGNATURES

          After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1996


SOUTHEASTERN ASSET                    LONGLEAF PARTNERS
MANAGEMENT, INC.                      SMALL-CAP FUND

By /s/ Charles D. Reaves              By /s/ Charles D. Reaves
--------------------------            -------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General              Exec. V. P.
Counsel


O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
---------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Common Stock of Rhodes, Inc., and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on the 1st day of October, 1996


SOUTHEASTERN ASSET                    LONGLEAF PARTNERS
MANAGEMENT, INC.                      SMALL-CAP FUND

By /s/  Charles D. Reaves             By /s/ Charles D. Reaves
--------------------------            -------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General              Exec. V. P.
Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
---------------------------
                             SCHEDULE I

               Information with Respect to Executive
               ________Officers_and_Directors_______

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6075 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

To the knowledge of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
   Directors:

        O. Mason Hawkins,      Director;  Chairman of the Board and
                                Chief Executive Officer

        G. Staley Cates        Director; President

        W. Reid Sanders        Director; Executive Vice President

        Frank N. Stanley, III  Director; Vice President-Investments

   Other Officers:

        John B. Buford         Vice President

        C. T. Fitzpatrick      Vice President

        Randy D. Holt          Vice President and Secretary

        Joseph L. Ott          Vice President and Treasurer

        Charles D. Reaves      Vice President, General Counsel and
                                 Chief Compliance Officer

        Deborah L. Sullivan    Vice President-Trading

                LONGLEAF PARTNERS FUNDS TRUST

   Trustees:

        O. Mason Hawkins -     Trustee;  Chairman of the Board and
                                Chief Executive Officer; Co-
                                Portfolio Manager

        W. Reid Sanders  -     Trustee; President

        Chadwick H.
          Carpenter, Jr.  -    Trustee; Principal occupation - a
                               senior executive officer of Progress
                               Software Corp., Bedford, MA

        Steven N. Melnyk  -    Trustee; Principal occupation -
                               Chairman of the Executive Committee
                               and President, Riverside Golf Group,
                               Inc., Jacksonville, FL

        C. Barham Ray -        Trustee; Principal occupation -
                               Chairman of the Board and Secretary,
                               SSM Corporation, Memphis, TN

   Other Officers:

        Charles D. Reaves -    Executive Vice President

        Julie M. Douglas -     Executive Vice President -Operations
                                and Treasurer

        Lee B. Harper -        Executive Vice President -Marketing

        G. Staley Cates -      Vice President - Investments and Co-
                                Portfolio Manager

        Frank N. Stanley, III- Vice President - Investments

        John B. Buford         Vice President - Investments

        C. T. Fitzpatrick      Vice President - Investments

        Randy D. Holt          Vice President and Secretary










                            SCHEDULE II

                    Information With Respect to
          Transactions_Effected_During_the_Past_Sixty_Days

               Shares of
              Common Stock       Aggregate       Average
  Date         Purchased         Price(1)(2)    Price(1)(2)
-----------------------------------------------------------

8/01/96          96,000         $   859,680       $ 8.96
8/06/96           8,000         $    71,640       $ 8.96
8/06/96          17,000         $   152,235       $ 8.96
8/19/96          46,600         $   353,228       $ 7.58

9/09/96           8,000         $    72,640       $ 9.08

               ----------       -------------
                175,600         $ 1,509,423

--------------------------------------------------------------

(1) Purchase prices include commissions; sales prices are net of commissions.

(2) Insofar as the filer is aware, the majority of all transactions were effected on the New York Stock Exchange.